Exhibit (h)(5)

Man ETF Series Trust

1345 Avenue of the Americas, 21st Floor

New York, NY 10105

Dear Man ETF Series Trust:

This Engagement Letter #4 (this “EL”) dated as of September, 4th 2025 (the “Effective Date”) by and between Adviser Compliance Associates, LLC doing business as ACA Group (“ACA”) and Man ETF Series Trust (“Client”) incorporates the Standard Terms of Business between ACA and Client’s Affiliate, Man Group Operations Limited, attached to Order Form #1 and dated December 14, 2020 (the “Terms”). This EL, the Terms, and any addenda and/or exhibits attached hereto (collectively, this “Agreement”) set forth the terms and understanding between Client and ACA regarding Client’s engagement of ACA as described herein.

Any capitalized term used but not defined herein shall have the same meaning ascribed to such term in the Terms. To the extent that this EL is inconsistent with or conflicts with any provision of the Terms, this EL shall amend and supersede such inconsistent or conflicting provisions.

A.	Services.

ACA will assist the Client including each series thereof, and any additional funds as requested by Client and agreed to by ACA, with meeting its compliance obligations under the Investment Company Act of 1940, as amended (“1940 Act”) and rules promulgated thereunder by the U.S. Securities and Exchange Commission (“SEC”), as follows:

Principal Financial Officer

Registered Investment Company (RIC) PFO Onboarding - Conduct an initial review of fund documentation and board materials. Attend onboarding meetings, as needed, to introduce the ACA team, handle transition matters and to review delivery and timeline of contracted services.

RIC Fund Principal Financial Officer – Upon Client’s launch on September 4, 2025 (the “Start Date”), ACA will provide a qualified individual to serve as the Client’s Principal Financial Officer and Treasurer (“PFO”). The Client’s PFO will:

○

Along with the Client’s Principal Executive Officer, establish, maintain and oversee disclosure controls and procedures (as defined in Rule 30a-3(c) under the 1940 Act) and internal control over financial reporting (as defined in Rule 30a-3(d) under the 1940 Act);

Man ETF Series Fund

EL #4

○	Chair and/or attend disclosure controls committee meetings to support Sarbanes-Oxley certifications on an agreed upon frequency; request and review sub-certifications from key service providers;

○

Attend quarterly Board meetings, Board Committee meetings and special Board meetings as may be reasonably requested by the Board (in-person and video/telephonic) and make relevant disclosures and present materials to the Board, the Client’s independent registered public accountants and the audit committee, as required or requested;

○

Assist with the planning and coordination of the Client’s annual financial statement audit including liaising with the fund administrator, and independent registered public accountants, serving as a signatory to management representation letters, representation letter requests of other service providers and trade confirmation requests;

○	Evaluate and assist in the implementation of new accounting and financial reporting requirements;

○	Review and comment on the Client’s financial statements and shareholder reports as initially prepared by the fund administrator (including semi-annual and annual reports and related SEC filings);

○	Review and oversee daily fund expense payment authorizations, periodic budget/accrual review and authorization, as required or requested;

○	Attend Pricing Committee meetings as required from time to time associated with fair valuation oversight

○	Review and comment on Forms N-CSR, N-CSRS, N-PORT, N-CEN;

○	Review and comment on the annual update of the Client’s registration statement / prospectus & statement of additional information;

○	Certify and/or sign as the Client’s treasurer and authorize the filings listed above;

○	Perform high level review of periodic fund distributions, fund tax returns and other tax reporting, including tax compliance testing, and sign or authorize as Client’s officer as required;

○	Perform high level review of income recognition and collection associated with the investment and operating activities of the fund;

○	Perform high level review of NAV exceptions periodically as necessary; and

○	Conduct periodic due diligence reviews/monitoring of control environment of certain key service providers.

Man ETF Series Fund

EL #4

In performing the Services, ACA may place relatively greater focus on specific topical areas and/or procedures based on Client’s unique business operations or risks, current regulatory focus areas, and/or Client’s subsequent instruction or request. The Services are designed to provide reasonable assurance to Client with respect to the areas covered by the Services and are not designed to be a comprehensive review of Client’s business activities. ACA does not guarantee that the Services will be favorably received by any regulatory agency or governing body. The Services may include ACA’s advice and recommendations, however, Client is responsible for all decisions made with respect to such advice and recommendations.

ACA does not offer legal or accounting services, nor does it provide substitute services for those provided by legal counsel or certified public accountants. If ACA provides forms or other documents to Client, the provision of such documents should not be deemed to constitute any form of legal advice. Although the Services may involve analysis of accounting and financial records, the Services are not an audit of Client in accordance with generally accepted auditing standards nor a review of the internal controls of Client in accordance with any authoritative accounting literature or other accounting standards.

B.	Fees.

Solution Name	Price	Term

Principal Financial Officer	[Redacted] per year beginning on the Start Date Additional [Redacted] per additional fund per year Payable monthly in arrears	Annually recurring Subject to 2-year initial term

Changes to the agreed upon scope and/or engagement timeline could cause ACA to be unable to deliver the Services at the fee set forth above. ACA will notify Client in advance of any such changes to the fee.

Client agrees to reimburse ACA for all reasonable travel and meal expenses incurred by ACA in connection with the Services and in accordance with ACA’s travel policy; provided that any individual travel or meal expense of [Redacted] or more shall not be reimbursed unless it had been previously approved by Client as follows: ACA will notify Client in advance in writing of any individual travel or meal expense of [Redacted] or more; if Client does not disapprove such expense in writing within two (2) business days of notification, the expense shall be deemed approved by Client. Upon request, ACA shall provide Client with reasonable documentation of any travel or meal expense incurred.

Man ETF Series Fund

EL #4

All invoices shall be payable to ACA within thirty (30) days of receipt. If any invoice remains unpaid for more than ninety (90) days from the date of Client’s receipt of such invoice, ACA shall have the right, in addition to any other rights and remedies under this Agreement, to suspend performing some or all of the Services until such invoice has been paid.

Invoices will be sent to the following Client accounts payable contact:

•	Client accounts payable contact name: Adam Leonard
•	Email address for invoices: Adam.Leonard@man.com

C.	Term.

The term of this EL commences on the Effective Date and will continue as set forth in Section B of this EL, subject to termination in accordance with the Terms.

ACA welcomes the opportunity to work with Man ETF Series Trust. Please indicate your acceptance of the terms of this Agreement by signing below and returning an executed copy to us.

Sincerely,

Adviser Compliance Associates, LLC

By: /s/ Joseph Smith Name: Joseph Smith
Title: Senior Counsel

Acknowledged and accepted by: Man ETF Series Trust

By: /s/ Lisa Muñoz Name: Lisa Muñoz
Title: Sole Initial Trustee

Man ETF Series Fund

EL #4

Addendum to Standard Terms of Business

for Outsourced Named Officer Services

1.

The appointment of ACA’s assigned personnel as Client’s Officer is subject to approval of Client’s Board of Directors/Trustees, as applicable. The Client will ensure the Officer is a named officer in Client’s corporate resolutions and subject to the provisions of Client’s organizational documents regarding indemnification of its officers. The Client shall make all decisions regarding the designation and term of the Officer’s appointment, and shall supervise the day-to-day activities of the Officer.

2.

The Officer shall be covered by the Client’s Directors & Officers Liability Insurance Policy (the “Policy”), and Client shall use reasonable efforts to ensure that such coverage be (a) reinstated should the Policy be cancelled; (b) continued after the Officer ceases to serve as an officer of the Client on substantially the same terms as such coverage is provided for all other Client officers after such persons are no longer officers of the Client; and (c) continued in the event the Client merges or terminates, on substantially the same terms as such coverage is provided for all other Client officers (and for a period of no less than six years). Upon ACA’s request the Client shall provide ACA with proof of current coverage, including a copy of the Policy, and shall notify ACA immediately should the Policy be cancelled or terminated. the Client has and shall maintain policies of insurance with limits and coverage reasonable and customary for its business.

3.

The Client shall provide the Officer with all necessary documents, records, and information necessary and/or appropriate to enable the Officer to perform the named officer Services. Client shall remain responsible for ensuring that it has required compliance policies and procedures and all books and records required to be maintained by Client pursuant to applicable laws, rules, and regulations are in place and maintained in accordance with such laws, rules and regulations. Client agrees that ACA and the Officer may, with respect to reasonable questions of law relating to its Services hereunder, apply to and obtain the advice of Client’s counsel, and the costs of such advice shall be borne by Client. ACA shall not be liable for its or the Officer’s action taken or failure to act in good faith or reasonable reliance upon the advice of the Client, or counsel to the Client; or any written instruction received by ACA and reasonably believed in good faith by ACA to be transmitted by the Client.

4.

Client agrees to indemnify and hold harmless the Officer from and against any damage, loss, costs, liability, or expense based upon a claim brought against the Officer or ACA arising out of or based upon (i) any action or inaction of the Officer taken in the performance of its duties and obligations under this Agreement so long as such action or inaction of the Officer was taken in accordance with this Agreement, (ii) the breach of any obligation, representation or warranty under this Agreement by the Client, or (iii) The Officer or ACA’s use of any Client Data in accordance with the terms and conditions of this Agreement, except to the extent that the claim resulted from the gross negligence, willful misconduct, or fraudulent behavior of ACA or ACA’s infringement of a third party’s patent, copyright, or trademark.

5.

During the term of this Agreement, and for a period of two (2) years from termination date of this Agreement, each party agrees not to directly or indirectly solicit or hire any employee or agent of the other party to which it engages as a result of the Services. If a party breaches this Section, such party shall promptly pay to the other party, an amount equal to fifty percent (50%) of the annual compensation due to such employee or agent during the most recent 12-month period of employment.